Exhibit 99.5

28.5 Certificate of Author – Joel Mungoshi

I, Joel Mungoshi, Pr. Eng., state that:

I am an independent Professional Engineer resident at: 534 Buffalo Thorn Drive, Carlswald North Lifestyle Estate, Midrand, South Africa.

This certificate applies to the technical report titled “Bilboes Gold Project Feasibility Study" (the ''Technical Report")” with an effective date of 15 December 2021.

I am a "qualified person" for the purposes of National Instrument 43-101 (the "Instrument").

My qualifications as a qualified person are as follows: I am a graduate of the University of Zimbabwe (Harare, Zimbabwe) with a Bachelor of Science Honours degree in Metallurgical Engineering obtained in 1989. I am a member of the Engineering Council of South Africa (ECSA Registration Number 20160640) and a Fellow of the Australasian Institute of Mining and Metallurgy (Member Number 324035) and the Southern African Institute of Mining and Metallurgy (Membership Number 701800). I have worked as an engineer for a total of thirty (30) years. During that time, I gained research and development, operational and project management experience in various commodities that include gold, platinum, diamonds, base metals and mineral sands.

I have read the definition of Qualified Person set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of NI 43-101.

My prior involvement with the property was from October 2013 when I was retained by Bilboes as a Consultant to assist with the management of metallurgical test works.

I have visited the Bilboes project site on numerous occasions since 2013. My last visit was from April to August 2018 during which period I was responsible for the management of the onsite milling and flotation pilot plant and other laboratory test work.

I am the co-author of this report and responsible for some sections in Section 13 (Mineral Processing and Metallurgical Test work) and Section 17 (Recovery Methods) as well as the related portions of the Summary and accept professional responsibility for those sections of this technical report.

I am independent of the issuer as described in section 1.5 of the instrument.

I have read the instrument. The parts of the Technical Report for which I am responsible have been prepared in compliance with this Instrument; and

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of Technical Report for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.